U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2015

Commission File Number: 001-34427

TRI-TECH HOLDING INC.

Tri-Tech Holding Inc.

#1205 Tower B, Haidian Cultural and Arts Building

Jia 28 Zhongguancun St. Haidian District, Beijing 100086

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note:

On October 30, 2015, the Company announced final court approval of the settlement and dismissal of a class action lawsuit commenced on December 20, 2013 against the Company and its Board of Directors.

As previously announced, a class action lawsuit was filed in the United States District Court for the Southern District of New York (the “Court”) on behalf of all persons who purchased the Company’s securities between September 10, 2009 and December 12, 2013 (the “Class Period”). The complaint alleged, among other things, that the Company made false and misleading statements and/or failed to disclose that it lacked adequate disclosure and internal controls relating to control over its funds.

On March 17, 2015, the parties notified the Court that they had reached an agreement in principle to settle the action. On April 6, 2015, the lead plaintiffs in the suit and the Company executed a Stipulation of Settlement (the “Settlement”) subject to approval of the Court. In the Settlement, the Company denied any wrongdoing, fault, liability, or damages associated with the claims alleged.

Following preliminary approval by the Court, on or about July 31, 2015 the Company paid $975,000 into an escrow account to create a settlement fund for a class of all persons and entities who purchased the Company’s common stock between September 10, 2009 and December 12, 2013 (inclusive of any attorneys’ fees and expenses awarded to counsel for the plaintiffs). Excluded from the Settlement class were (i) persons who suffered no compensable losses; (ii) parties that opted out of the settlement; (iii) any named defendants or any entity in which Defendants have a controlling interest, and the officers, directors, affiliates, legal representatives, immediate family members, heirs, successors, subsidiaries and/or assigns of any such individual or entity in their capacity as such.

Pursuant to the Court’s preliminary approval order, notice was provided to class members. No objections to the proposed settlement were received. Two class members requested exclusion from the class.

On October 16, 2015, the Court conducted a final settlement hearing and granted final approval of the Settlement. The Court issued orders dismissing the class action lawsuit and entering final judgment. Accordingly, the claims of class members (other than the two who excluded themselves from the Settlement) against the Company and the individual defendants were released.

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

TRI-TECH HOLDING INC.

By:	/s/ Warren Zhao
Name: Its:	Warren Zhao Chief Executive Officer

Dated: October 30, 2015